FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2021 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On July 12, 2021, the Registrant Announces Second Quarter 2021 Financial Results and Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 12, 2021	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower Semiconductor Announces Second Quarter 2021 Financial Results and Conference Call

MIGDAL HAEMEK, Israel – July 12, 2021 – Tower Semiconductor (NASDAQ/ TASE: TSEM), the leading foundry of high value analog semiconductor solutions, will issue its second quarter 2021 earnings release on Monday, August 02, 2021. The Company will hold a conference call to discuss its second quarter 2021 financial results and third quarter 2021 guidance on Monday, August 02, 2021, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcasted and can be accessed through the Investor Relations section on Tower Semiconductor’s website at www.towersemi.com or can also be accessed by calling the following numbers: U.S. Toll Free: 1-888-642-5032; Israel: 03-918-0610; International: +972-3-918-0610. The teleconference will be available for replay for 90 days.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle, as well as process transfer services including development, transfer, and optimization to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit: www.towersemi.com.

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Contact Information:
Tower Semiconductor Investor Relations
Noit Levy, SVP Investor Relations, +972-74-7377556
noitle@towersemi.com